EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings (Loss) Per Common Share

For the Three-Month Periods Ended December 28, 2018, and December 29, 2017

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended
	December 28,	December 29,
	2018	2017
Basic

Weighted Average Number of Shares Outstanding	29,530	29,903

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$1.15	$(1.16)
Discontinued Operations	(0.01)	(0.01)
Earnings (Loss) Per Share	$1.14	$(1.17)

Diluted

Weighted Average Number of Shares Outstanding	29,530	29,903
Net Shares Assumed to be Issued for Stock Options and RSUs	357	-
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	29,887	29,903

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$1.14	$(1.16)
Discontinued Operations	(0.01)	(0.01)
Earnings (Loss) Per Share	$1.13	$(1.17)